S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

February 20, 2007

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on February 20, 2007 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has completed a large (30.6 km) geophysical IP survey at its INCA Project, Chile with the objective of electrically mapping out the target zones.  Based on the IP results, SAMEX has significantly increased both the size of target areas and its confidence in its porphyry copper model for the Property.

Item 5:

Full Description of Material Change

SAMEX has completed a large (30.6 km) geophysical IP survey at its INCA Project, Chile with the objective of electrically mapping out the target zones.  Results of the IP survey are very encouraging.  Based on these results, SAMEX has significantly increased both the size of target areas and its confidence in its porphyry copper model for the Property.

Results of the IP survey show a strong correlation between IP results and the known occurrence of primary copper-sulfide mineralization.  The survey clearly outlines the larger copper mineralized centers at Manto Cuba-San Pedro, Delirio-Tucumana and Providencia and indicates that extensions of these zones continue laterally and to depth, significantly expanding original targets and identifying new targets concealed beneath cap-rock and gravel cover.

By integrating length and depth measurements determined from the IP data and from mapping the surface trace of the mineralized/altered zones, the dimensions of the zones are permissive for targets with volumes cumulatively totaling from 860 million to more than one billion tonnes. If grades can be shown to correspond to historic data, anticipated grades of primary copper-sulfide mineralization might range from 0.65% to 1.0% Cu, with credits of gold and molybdenum.  Although the IP pseudo sections indicate mineralized zones likely extend in places to 500 meters and are open ended at depth, these estimated target sizes are calculated based on assumed thickness/depth range of only 200 to 250 meters.  Accordingly, actual target sizes may significantly increase if further exploration shows mineralization extends to greater depths without significant changes in grade.

These potential target sizes and grades are based on models developed by the Company using available geological and geophysical information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the targets is based on geological models which are conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the targets being delineated as mineral resources.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 20th day of February, 2007.

“Larry D. McLean”

Director